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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

99¢ ONLY STORES

(Name of Issuer)

Common Stock, no par value

(Title and Class of Securities)

65440K106

(CUSIP Number)

Jennifer Bellah Maguire Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071-3197 (213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2011

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65440K106	Schedule 13D	Page 2 of 10 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): BK
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,434,721 shares of Common Stock outstanding after consummation of the offering referenced herein[1]

(14)	Type of Reporting Person (See Instructions): PN

1	The Reporting Persons may be deemed to be members of a group (as discussed in Item 4) with certain other beneficial owners of the Issuer’s shares who collectively own 23,236,812 shares.

CUSIP No. 65440K106	Schedule 13D	Page 3 of 10 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): BK
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,434,721 shares of Common Stock outstanding after consummation of the offering referenced herein[1]

(14)	Type of Reporting Person (See Instructions): PN

[1]	The Reporting Persons may be deemed to be members of a group (as discussed in Item 4) with certain other beneficial owners of the Issuer’s shares who collectively own 23,236,812 shares.

CUSIP No. 65440K106	Schedule 13D	Page 4 of 10 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,434,721 shares of Common Stock outstanding after consummation of the offering referenced herein[1]

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

[1]	The Reporting Persons may be deemed to be members of a group (as discussed in Item 4) with certain other beneficial owners of the Issuer’s shares who collectively own 23,236,812 shares.

CUSIP No. 65440K106	Schedule 13D	Page 5 of 10 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,434,721 shares of Common Stock outstanding after consummation of the offering referenced herein[1]

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

[1]	The Reporting Persons may be deemed to be members of a group (as discussed in Item 4) with certain other beneficial owners of the Issuer’s shares who collectively own 23,236,812 shares.

CUSIP No. 65440K106	Schedule 13D	Page 6 of 10 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,434,721 shares of Common Stock outstanding after consummation of the offering referenced herein[1]

(14)	Type of Reporting Person (See Instructions): PN

[1]	The Reporting Persons may be deemed to be members of a group (as discussed in Item 4) with certain other beneficial owners of the Issuer’s shares who collectively own 23,236,812 shares.

CUSIP No. 65440K106	Schedule 13D	Page 7 of 10 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,434,721 shares of Common Stock outstanding after consummation of the offering referenced herein[1]

(14)	Type of Reporting Person (See Instructions): CO

1	The Reporting Persons may be deemed to be members of a group (as discussed in Item 4) with certain other beneficial owners of the Issuer’s shares who collectively own 23,236,812 shares.

CUSIP No. 65440K106	Schedule 13D	Page 8 of 10 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Schedule”) relates to shares (the “Shares”) of Common Stock, no par value per share (the “Common Stock”), of 99¢ Only Stores, a California corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 4000 Union Pacific Avenue, City of Commerce, California 90023.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D amended hereby is amended to include the following additional disclosure:

At the request of representatives of the Special Committee of the Board, LGP agreed to negotiate revisions to the Confidentiality Agreement. On July 13, 2011, LGP and the Issuer entered into an Amended and Restated Confidentiality Agreement, which is filed herewith as Exhibit 7.5.

Except to the extent that the Proposed Transaction or anything else described in this Item 4 may be deemed to be a plan or proposal, none of the Reporting Persons currently has any other plan or proposal that relates to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares beneficially owned by the Reporting Person(s), or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

The information set forth in Item 4 of this Amendment is hereby incorporated by reference in this Item 6. Other than the matters disclosed above in response to Item 4, and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.5	Amended and Restated Confidentiality Agreement by and between Leonard Green & Partners, L.P. and 99¢ Only Stores, dated July 13, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Dated as of July 14, 2011

Green Equity Investors V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green Equity Investors Side V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

GEI Capital V, LLC

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green V Holdings, LLC

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

LGP Management, Inc.

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

CUSIP No. 65440K106	Schedule 13D	Page 10 of 10 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.5	Amended and Restated Confidentiality Agreement by and between Leonard Green & Partners, L.P. and 99¢ Only Stores, dated July 13, 2011.